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October 12, 2016
VIA EDGAR
Ms. Jan Woo
Legal Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Great Elm Capital Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed September 28, 2016 File No. 333-213620

Dear Ms. Woo:

Set forth below are the responses of Great Elm Capital Group, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 29, 2016, concerning the Registration Statement and our offering of securities. For your convenience, our response immediately follows the text of the Staff’s comment. The Staff’s comment has been indicated in bold italics.

General

1.       We note that you have omitted certain information throughout the prospectus, such as the number of shares of common stock issuable per subscription right, the record date, the expiration date of the rights offering, and the identity of the dealer managers and information agent. Please advise us as to the basis for omitting this information from the prospectus prior to the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company intends to include the record date, the expiration date and the identity of the dealer managers and information agent throughout Amendment No. 2 to the Registration Statement.  The subscription price will be calculated by taking a 15% discount to the volume weighted average price of the Company’s common stock on Nasdaq over the thirty trading days ending on and including the record date.  Accordingly, the subscription price and the number of shares of common stock issuable per subscription right will be available on the record date, which is before the effectiveness of the registration statement.  The Company intends to file an amendment to the registration statement with the subscription price prior to the effectiveness of the registration statement.

Ms. Jian Woo

October 12, 2016

2.         We note that the shares registered under this offering will be priced using a formula that contains an undisclosed future date. As such, it appears that you are potentially conducting an “at the market” offering. Please tell us, under your pricing formula, whether the date set for pricing will occur before or after the effective date of the registration statement. If the fixed date will occur after the effectiveness of the registration statement, please provide us with your analysis as to whether the offering would constitute an “at the market offering” as the term is used in Rule 415. If you conclude that is does constitute such an offering, provide your analysis as to why you are eligible to make such an offering.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has set the record date, which date will be when the subscription price is calculated, as the day before the effective date of the registration statement.  As such, the subscription price will be determinable prior to the effectiveness of the registration statement.

3.         Please tell us whether you intend to file the exhibits, including the Backstop Investment Agreement and any agreements with your dealer managers, prior to the effectiveness of the registration statement. If not, please provide the basis for not filing these agreements.

The Company acknowledges the Staff’s comment and intends to file the remaining exhibits as part of Amendment No. 2 to the Registration Statement.

4.        We note that you incorporate by reference your periodic and current reports but they are not available on your website as required by General Instruction VII.F of Form S-1. Please tell us why you believe you are eligible to incorporate by reference.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has made its periodic and current reports available on the Company’s website as required by General Instruction VII.F of Form S-1.

In response to the Staff’s oral comment received on October 7, 2016 to address the Full Circle litigation, the Company intends to supplement the disclosure on page 8 of the Registration Statement to explain that there is a risk the Full Circle merger is not consummated for a number of reasons, including that a court prohibits the consummation of the Full Circle merger as a result of the ongoing litigation.  Please refer to Annex A of this letter for the revised language the Company intends to include in Amendment No. 2 to the Registration Statement.

The Staff also requested pursuant to an oral comment received on October 11, 2016 that the Company provide an analysis of why it is not an “investment company” as defined in the Investment

Ms. Jian Woo

October 12, 2016

Company Act of 1940 (the “1940 Act”).  Prior to June 30, 2016, the Company was primarily engaged in the business of licensing intellectual property with approximately 2,500 mobile technology patents and patent applications covering a wide range of technologies associated with mobile communications.  On June 30, 2016, the Company completed the sale of its patent portfolio.  The Company has invested the cash proceeds from such sale in cash and cash equivalents and intends to use such proceeds to build a diversified holding company by acquiring and growing various operating businesses.   The first operating business the Company intends to enter is the asset management business.  To that end, the Company formed Great Elm Capital Management, Inc. ("GECM") as a wholly-owned subsidiary.  The Company also formed and acquired an interest in Great Elm Capital Corporation ("GECC"), which has entered into an agreement to acquire a business development company.  Following completion of the acquisition, GECC will be GECM's first client.  Following the completion of the acquisition, the Company will own approximately 15% of the common stock of GECC with an initial value of approximately $30 million.  The Company acquired its interest in GECC primarily for the purpose of entering into the asset management business through GECM.

The Company intends to be primarily engaged, directly or indirectly through majority owned subsidiaries, in one or more operating businesses as soon as practicable. The Company will seek to grow GECM's investment management business so that the value of GECM becomes a larger portion of the Company's total assets.  The Company also intends to acquire other operating businesses.  If necessary, the Company can also achieve its objective of being primarily engaged in operating businesses by selling GECC common stock, though it may do so only after the expiration of a one year lock up the Company agreed to in connection with the acquisition of the business development company.  The Company intends through these actions for the value of its operating businesses to exceed 60% of the value of the Company's total assets as soon as practicable.  The Company intends to profit primarily from owning and operating the operating businesses it acquires and not from the purchase and sale of such businesses, though of course the Company would not be prohibited from exiting a business that it believes to no longer be in the best interests of its shareholders.

The staff of the SEC previously has issued numerous no-action letters prior to the adoption of Rule 3a-2 recognizing that an issuer may temporarily invest more than 40% of its assets in investment securities without being deemed an investment company under the 1940 Act, provided that the issuer has a bona fide intent of being primarily engaged in one or more operating businesses within a year or in some cases longer.  (See, e.g., Mallory Randall Corp., SEC No-Action Letters dated April 6, 1980 and June 1, 1981.)  The Company believes that it is not an investment company in reliance on the reasoning set forth in these letters.

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-3130 should you require further information.

Ms. Jian Woo

October 12, 2016

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies

cc:	Securities and Exchange Commission
Jeff Kauten
Barbara C. Jacobs

cc:	Great Elm Capital Group, Inc.
Richard S Chernicoff

Annex A

•actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations or recommendations of securities analysts;

•material announcements by us or our competitors regarding business performance, financings, mergers and acquisitions or other transactions;

•general economic conditions and trends;

•legislative or regulatory changes affecting the businesses we invest in; or

•departures of key personnel.

Your interest in us may be diluted as a result of this offering.

Stockholders who do not fully exercise their rights should expect that they will, at the completion of this offering and the Backstop Commitment, own a smaller proportional interest in us than would otherwise be the case had they fully exercised their rights. After giving effect to this offering, assuming that it is fully subscribed, we would have approximately          shares of common stock outstanding, representing an increase in outstanding shares of approximately          %.

We cannot assure you that the Full Circle transaction will be completed

We cannot assure you that the Full Circle transaction will be completed.  You must make your investment decision on the rights offering under the assumption that the Full Circle transaction will not be completed and we will have no near term source of revenue.  Completion of the Full Circle transaction is conditioned upon approval of the merger by holders of a majority of the outstanding shares of Full Circle common stock and other matters that are not within our control.

The Full Circle transaction may not be completed for a number of reasons, including the possibility that a court prohibits consummation of the Full Circle transaction.  Stockholders of Full Circle have brought lawsuits in state and Federal court in Maryland challenging the Full Circle transaction under theories of breach of fiduciary duty and claims under Federal securities laws.  In addition to legal fees, money damages and revisions to securities filings, the plaintiffs in those actions have asked the court to enjoin the Full Circle transaction.  It is possible that a court will grant the requested relief and the Full Circle transaction will not be completed.  You must make your investment decision on the rights offering without knowing whether the Full Circle transaction will or will not be completed.

There can be no guarantee that the stock purchase contemplated by the Backstop Agreement will be consummated if this offering is not fully subscribed.

The closing of the transactions contemplated by the Backstop Agreement is subject to satisfaction or waiver of conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Backstop Agreement and consummation of this offering. As a result, we cannot guarantee that the transactions contemplated by the Backstop Agreement will be consummated if this offering is not fully subscribed. Failure to consummate the transactions contemplated by the Backstop Agreement could have adverse effects on our business and results of operations and financial condition.

You may not revoke your exercise of rights.

Once you have exercised your rights, you may not revoke such exercise in whole or in part. Accordingly, any exercise of rights will constitute a binding commitment to purchase and pay for the shares of our common stock issuable upon such exercise, regardless of any changes in the value of such shares, in our business, financial condition, results of operations or future prospects or in your individual circumstances.

The rights are non-transferable and thus there will be no market for them.

You cannot transfer or sell your rights to anyone else. We do not intend to list the rights on any securities exchange or include them in any automated quotation system. Therefore, there will be no market for the rights. The rights are attached to your shares of our common stock so if you sell your shares of common stock, the purchaser of your shares will be entitled to exercise the rights attached to the shares you sold.